                    February 26, 2008

Mr. Gary R. Leidich
4672 Barnsleigh Drive
Fairlawn, OH 44333

Dear Gary,

The purpose of this letter agreement (“Agreement”) is to set forth the general terms and conditions of your continued employment with FirstEnergy Service Company or any of its affiliates (collectively “FirstEnergy” or the “Company”) for the term of this Agreement:

1.
Effective March 2, 2008, your title will be Executive Vice President of FirstEnergy Corp. and President, FE Generation, and your duties and responsibilities will be commensurate with those customarily performed, undertaken and exercised by persons situated in a similar executive capacity, including, without limitation responsibility for the FirstEnergy Fossil Generation and Commodity Operations, and such other duties as may be assigned from time to time.  In consideration of your performance of such duties you will be compensated as follows:

(a)
Base Salary.  You will receive a base salary (the “Base Salary”) at an annual rate of Six Hundred Fifty Thousand Dollars ($650,000) which will be payable in accordance with the existing payroll practices of FirstEnergy.  The Base Salary will be reviewed at least annually at the same time as the base salaries of FirstEnergy’s other executives.

(b)
Annual Bonus.  You will be a participant in FirstEnergy’s 2007 Incentive Plan (“ICP”) and be eligible to receive an annual bonus each year under the Short-Term Incentive Program (“STIP”) component of the ICP (or any successor program).  Your annual short-term target opportunity will be set by the Compensation Committee of the Board of Directors at the same time as other senior executive officers.  For 2008, your target bonus opportunity will be 80% of your Base Salary.  Any annual incentive compensation awarded to you will be payable in accordance with the provisions of the STIP.  The Key Performance Indicators (“KPIs”), which serve as the basis for determining the amount of the annual bonus earned, will be set and approved by the Company’s Board of Directors and provided to you as soon as practicable thereafter.

(c)
Long-Term Incentive Compensation.  You are eligible for a long-term incentive opportunity under the Long-Term Incentive Program (“LTIP”) component of the ICP.  Your annual long-term target opportunity will be set by the Compensation Committee of the Board of Directors at the same time as other senior executive officers.  For 2008, your target bonus opportunity for Performance-Adjusted Restricted Stock Units will be 138% of your Base Salary.  For 2008, your target bonus opportunity for Performance Shares will be 146% of your Base Salary.  Any long-term incentive compensation awarded to you will be payable in accordance with the provisions of the LTIP.

Gary R. Leidich                                                                                                                                       2                                                                                                             February 26, 2008

As soon as practicable after the execution of this Agreement, the Company will provide you a grant of restricted FirstEnergy common stock units with an equivalent cash value of approximately One Million Three Hundred Thousand Dollars ($1,300,000).  The restricted stock units will be granted under and subject to the terms of the Company’s ICP and a restricted stock unit agreement to be entered into between you and the Company.  The stock unit grant will fully vest on June 30, 2010 and can be increased or decreased by 25% at that time based on the achievement of specific corporate performance criteria.  The criteria and the ultimate adjustment will mirror the annual 2008 and 2009 performance measures for the Performance-Adjusted Restricted Stock Unit grants.  In the event your employment is terminated by the Company without Cause, as defined in the ICP, prior to June 30, 2010, the stock unit grant will fully vest on the date of your termination.  In the event you voluntarily resign or retire prior to June 30, 2010, the restricted stock unit grant will vest on a prorated basis based on your full months of service from the date of grant through the termination of your employment.  In the event of your death, the stock unit grant will fully vest.

(d)
Previously Granted Stock Award.  In March 2005, you were granted 50,000 shares of restricted FirstEnergy common stock pursuant to a Restricted Stock Agreement.  You and the Company hereby agree that in the event your employment is terminated by the Company without Cause prior to March 1, 2010, this stock grant will fully vest on the date of your termination.  Consistent with the terms of the Restricted Stock Agreement, in the event you voluntarily resign or retire prior to March 1, 2010, the restricted stock grant will be forfeited in its entirety.  The Restricted Stock Agreement will be amended to reflect these terms.

(e)
Prior Severance Benefit.  Pursuant to the terms of your 1997 agreement with Centerior Energy Corporation (“Centerior”) which provided you with a severance benefit due to the change in control of Centerior, you remain entitled to the lump-sum amount of $1,095,889 payable to you when you reach age 62.  This lump-sum amount is subject to gross-up to cover any applicable excise tax.

(f)
Employee Benefits.  The Company maintains a Flexible Benefits Plan that includes programs providing health care insurance, dental insurance, group term life insurance, accidental death and dismemberment insurance, long-term disability, long-term care, dependent care and health care spending accounts.  You will be eligible to participate in the FirstEnergy Flexible Benefits Plan, as well as all executive and employee welfare benefit plans, programs, policies and arrangements sponsored, maintained or contributed to by FirstEnergy on the same level as other senior executive officers of FirstEnergy, subject to the terms and conditions of such plans.  Consistent with prior agreements, you are not eligible to participate in the FirstEnergy Supplemental Executive Retirement Program (the “SERP”).

(g)
Financial Planning.  You will be entitled to the financial planning benefits available to other senior executive officers during your employment with the Company and will be entitled to continue to receive the financial planning benefits for one (1) year following the date of the termination of your employment, provided that the Company continues to offer this benefit to other similarly situated executives of FirstEnergy.

Gary R. Leidich                                                                                                                                       3                                                                                                            February 26, 2008

(h)
Executive Severance Plan.  You and the Company agree that, notwithstanding any other agreement you may have had with the Company or any of its affiliates, under no circumstances will you be eligible for benefits under the Company’s Executive Severance Benefits Plan or any successor plan at any time.

(i)	Other Agreements. This Agreement supersedes any other agreements you may have had with the Company regarding the terms of your employment.

2.
The term of this Agreement shall be from the date so agreed below until June 30, 2010; unless either terminated early by either party for any reason upon written notice given 60 days in advance, or mutually extended in writing.

If the above is agreeable to you, please sign where indicated and return a copy to me for our records.  You should retain a copy for yourself.  If you have any questions, please do not hesitate to call.

Sincerely,

Anthony J. Alexander
President & Chief Executive Officer

So Agreed: _______________________________________________

Date:____________________________________________________